QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on January 4, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1 AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

HotJobs.com, Ltd. (Name of Issuer)
Common Stock, Par Value $0.01 Per Share (Title of Class of Securities)
441474103 (CUSIP Number)
Susan L. Decker Senior Vice President, Finance and Administration and Chief Financial Officer (Principal Financial Officer) Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089 (408) 349-3300
With a copy to:
Michael J. Callahan, Esq. Deputy General Counsel Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089 (408) 349-3300	Kenton J. King, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1100 Palo Alto, California 94301 (650) 470-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 27, 2001 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  / /.

CUSIP No. 441474103	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
Yahoo! Inc. (I.R.S. IDENTIFICATION NO. 770398689)

2	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP	(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER None

		8	SHARED VOTING POWER
7,012,100 or 18.1%*

		9	SOLE DISPOSITIVE POWER
None

		10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,012,100*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.1%*

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 441474103	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS
HJ Acquisition Corp. (I.R.S. IDENTIFICATION NO.: NONE)

2	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP	(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER None

		8	SHARED VOTING POWER
7,012,100 or 18.1%*

		9	SOLE DISPOSITIVE POWER
None

		10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,012,100*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.1%*

14	TYPE OF REPORTING PERSON
CO

    * Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of a Stockholder Agreement described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Yahoo! Inc. or HJ Acquisition Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

    The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 1. Security and Issuer.

    This Statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Issuer Stock"), of HotJobs.com, Ltd., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 406 West 31st Street, 9th Floor, New York, New York 10001.

Item 2. Identity and Background.

    (a)—(c),(f) This Schedule 13D is filed by Yahoo! Inc., a Delaware corporation ("Yahoo!") and HJ Acquisition Corp. ("Sub"), a wholly-owned subsidiary of Yahoo!. The address of the principal business and principal office of Yahoo! and Sub is 701 First Avenue, Sunnyvale, California 94089. Yahoo! is a global Internet communications, commerce and media company that offers a comprehensive branded network of services. Sub is a newly-incorporated corporation formed by Yahoo! for the purpose of acquiring ownership of the Issuer.

    As a result of entering into the Stockholder Agreement described in Items 3 and 4 below, Yahoo! and Sub have formed a "group" with each other and may be deemed to have formed a "group" with the Subject Stockholder (as defined in Item 3 below) for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Yahoo! and Sub expressly declare that the filing of this Schedule 13D shall not be construed as an admission by them that they have formed a group with the Subject Stockholder.

    To the best of Yahoo!'s and Sub's respective knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Yahoo! and Sub, respectively, and the name, principal business and address of any corporation or other organization in which such employment is conducted as set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

    (d)—(e) During the last five years, neither Yahoo! nor Sub nor, to the best knowledge of Yahoo! and Sub, respectively, any of the executive officers or directors of Yahoo! or Sub, respectively, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

    On December 27, 2001, Issuer, Yahoo! and Sub, entered into an Agreement and Plan of Merger (the "Merger Agreement"). As a condition and inducement for Yahoo! and Sub to enter into the Merger Agreement, Richard Johnson (the "Subject Stockholder"), who is the beneficial owner of 7,012,100 shares of Issuer Stock, entered into a Stockholder Agreement on December 27, 2001 with Yahoo! and Sub (the "Stockholder Agreement"). The terms of the Merger Agreement and the Stockholder Agreement are summarized below.

    Yahoo! estimates that the total amount of cash and Parent Common Stock (as defined below) required to purchase all of the shares of Issuer Stock pursuant to the Offer (as defined below) and the Merger (as defined below), together with related transaction expenses, will be approximately $436 million. Sub will acquire all funds from Yahoo!, which currently expects to obtain the necessary funds from available cash and working capital. The Offer is not conditioned upon any financing being obtained. Neither Yahoo! nor Sub has paid additional consideration to the Subject Stockholder in connection with the execution and delivery of the Stockholder Agreement.

Item 4. Purpose of the Transaction.

    (a)-(g) and (j)

  Merger Agreement.

    The Merger Agreement provides, among other things, for the commencement by Sub of an offer (the "Offer") to exchange a fraction of a share of common stock, par value $0.001 per share, of Yahoo! ("Parent Common Stock") equal to the Exchange Ratio (as defined below) and cash in an amount equal to (A) ten dollars and fifty cents ($10.50) minus (B) an amount equal to the product of (x) the Exchange Ratio multiplied by (y) the Parent Market Price, without interest (as defined below) (the "Per Share Cash Consideration"), in cash for each outstanding share of Issuer Stock, together with any cash to be paid in lieu of fractional shares of Parent Common Stock, in accordance with the terms and subject to the conditions provided in the Merger Agreement (such fraction of a share of Parent Common Stock together with the Per Share Cash Consideration, the "Exchange Offer Consideration"). Yahoo! is not required to accept for exchange or to exchange, and may terminate or, except as set forth in the Merger Agreement, delay the acceptance of any tendered shares of Issuer Stock for payment, if, among other things, less than a majority of the total number of shares of Issuer Stock outstanding on a fully diluted basis are validly tendered and not properly withdrawn prior to the initial expiration date (the "Minimum Condition"). The "Exchange Ratio" is the result obtained by dividing five dollars and twenty-five cents ($5.25) by the Parent Market Price (as defined below); provided if the number of shares of Parent Common Stock otherwise issuable as part of the Exchange Offer Consideration (assuming valid tender and no withdrawal of thirty-nine million five hundred thousand (39,500,000) shares of Issuer Stock) would otherwise exceed fifteen million (15,000,000) (the "Maximum Number"), then the Exchange Ratio shall be reduced to a number equal to the quotient of (i) the Maximum Number divided by (ii) thirty-nine million five hundred thousand (39,500,000), rounded to four decimal points. In the event that Yahoo! declares a stock split, stock dividend or other reclassification or exchange with respect to Parent Common Stock with a record or ex-dividend date occurring during the Valuation Period or for the period between the termination of the Valuation Period and the Effective Time, there will be an appropriate adjustment made to the closing sales prices during the Valuation Period and the Maximum Number for purposes of calculating the Exchange Ratio. The "Parent Market Price" means the average of the daily volume-weighted average prices, rounded to four decimal points, of Parent Common Stock, as reported by Bloomberg, L.P., during each trading day in the Valuation Period. "Valuation Period" means the period of ten (10) consecutive trading days ending on and including the second trading day before and excluding the initial expiration date of the Offer or, if applicable, the latest extension of such expiration date, other than an extension relating to a "subsequent offering period" pursuant to Rule 14d-11 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

    Upon the terms of and subject to the conditions to the Offer, Yahoo! will cause Sub to accept for exchange and exchange all shares of Issuer Stock validly tendered and not withdrawn prior to the expiration of the Offer as promptly as practicable after expiration of the Offer. Thereafter, Yahoo! shall be entitled to elect or designate up to that number of directors of the Issuer, rounded up to the next whole number, as will make the percentage of the Issuer's directors designated by Yahoo! equal to the percentage of outstanding shares of Issuer Stock held by Yahoo!, including the shares of Issuer Stock accepted for payment pursuant to the Offer, and the Issuer will, upon request of Yahoo!, promptly take all actions necessary to cause Yahoo!'s designees to be so elected.

    Yahoo! intends, as soon as practicable after completion of the Offer, to have either Issuer merge with and into Sub or Sub merge with and into Issuer (the "Merger"). By virtue of the Merger and without any action on the part of the holders of the shares of Issuer Stock, at the effective time of the Merger (the "Effective Time"), each share of Issuer Stock issued and outstanding immediately prior to the Effective Time (other than (a) any shares held by Yahoo!, the Issuer or any of their respective subsidiaries, which shares, by virtue of the Merger and without any action on the part of the holder of such shares, will be canceled and retired and will cease to exist with no payment being made with respect thereto, and (b) shares of Issuer Stock held by a holder who has demanded an appraisal for such shares in accordance with the Delaware General Corporation Law) will be converted into the right to receive the Exchange Offer Consideration upon surrender of the share certificate formerly representing that share.

    The certificate of incorporation of the corporation surviving the Merger (the "Surviving Corporation") will be certificate of incorporation of Sub, until duly amended. The bylaws of Sub in effect at the Effective Time will be the bylaws of the Surviving Corporation, until duly amended. Subject to applicable law, (a) the directors of Sub immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, and (b) the officers of the Issuer immediately prior to the Effective Time will be the initial officers of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

    The purpose of the Offer, the Merger and the Stockholder Agreement is to enable Yahoo! to acquire control of, and the entire equity interest in, the Issuer.

  Stockholder Agreement

    In connection with the Merger Agreement, Yahoo! and Sub have entered into the Stockholder Agreement with Richard Johnson, who has, among other things, (a) agreed to tender all shares of Issuer Stock beneficially owned by him as of the commencement of the Offer (the "Shares") into the Offer as promptly as practicable and in no event later than the twentieth business day following commencement of the Offer, appear at any meeting of the Issuer's stockholders or otherwise cause all Shares to be counted as present thereat for purposes of establishing a quorum and vote the Shares: (1) in favor of the approval and adoption of the Merger Agreement and approval of the Merger; (2) against any alternative transactions or other certain actions described therein; and (3) in favor of any other matter necessary for the consummation of the Offer (collectively, the "Voting Actions"), (b) granted to Yahoo! an irrevocable proxy coupled with an interest to vote the Shares with respect to the Voting Actions, (c) agreed that he will not grant a proxy, power of attorney, or any other authorization or consent with respect to any of the Shares or any interests therein, (d) agreed that he will not deposit the Shares or any interest therein into a voting trust and that he has not and will not enter into any voting agreement, voting trust or similar understanding or obligation with respect to the Shares and that any such arrangements previously entered into or granted with respect to the Shares has expired or been revoked or terminated, (e) agreed not to sell, pledge, encumber, grant an option with respect to, transfer, distribute, or dispose of the Shares or any interests therein, provided, however, that Mr. Johnson may (1) transfer Shares to Yahoo! or Sub pursuant to the Offer, (2) sell at any time and from time to time up to an aggregate of one million (1,000,000) shares of Issuer Stock to any person other than any person known to him to have made a Takeover Proposal (as such term is defined in the Merger Agreement) (3) and transfer the Shares to a trust, family limited partnership or similar entity, provided such shares remain beneficially owned by Mr. Johnson and subject to the restrictions of the Stockholder Agreement, and (f) agreed not to violate the provisions of Section 4.2 of the Merger Agreement, which relate to solicitation.

    The covenants and agreements contained in the Stockholder Agreement will terminate upon the termination of the Merger Agreement.

    The foregoing summaries of the Merger Agreement and the Stockholder Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibit 1 (incorporated by reference from Exhibit 2.1 of the Current Report on Form 8-K filed by Yahoo! on December 27, 2001) and Exhibit 2, respectively.

    (h) and (i). The tender of shares of Issuer Stock pursuant to the Offer will reduce the number of shares of Issuer Stock that might otherwise trade publicly and will reduce the number of holders of shares of Issuer Stock and could adversely affect the liquidity and market value of the remaining shares of Issuer Stock held by the public.

    Nasdaq National Market Listing.  Depending upon the number of shares of Issuer Stock purchased pursuant to the Offer, the shares of Issuer Stock may no longer meet the requirements of the National Association of Securities Dealers for continued inclusion on the Nasdaq National Market.

    If the Nasdaq National Market were to cease to publish quotations for the shares of Issuer Stock, it is possible that the shares of Issuer Stock would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for such shares of Issuer Stock and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the shares of Issuer Stock on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Yahoo! cannot predict whether the reduction in the number of shares of Issuer Stock that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the shares of Issuer Stock or whether it would cause future market prices to be greater or lesser than Yahoo! is presently offering.

    Registration Under the Exchange Act.  Shares of Issuer Stock are currently registered under the Exchange Act. The Issuer can terminate that registration upon application to the SEC if the outstanding shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of shares of Issuer Stock. Termination of registration of the shares of Issuer Stock under the Exchange Act would reduce the information that the Issuer must furnish to its stockholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with stockholders meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to stockholders, no longer applicable with respect to shares of Issuer Stock. In addition, if shares of Issuer Stock are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going-private" transactions would no longer be applicable to the Issuer. Furthermore, the ability of "affiliates" of the Issuer and persons holding "restricted securities" of the Issuer to dispose of such securities pursuant to Rule 144 under the Securities Act may be impaired or eliminated. If registration of the shares under the Exchange Act were terminated, they would no longer be eligible for Nasdaq National Market listing or for continued inclusion on the Federal Reserve Board's list of "margin securities."

    Status as "Margin Securities."  The shares of Issuer Stock are presently "margin securities" under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of shares of Issuer Stock. Depending on the factors similar to those described above with respect to listing and market quotations, following consummation of the Offer, the shares of Issuer Stock may no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations, in which event the shares of Issuer Stock would be ineligible as collateral for margin loans made by brokers.

    If registration of the shares of Issuer Stock is not terminated prior to the Merger, then the registration of the shares under the Exchange Act and the quotation of the shares on the Nasdaq National Market will be terminated following the completion of the Merger.

Item 5. Interest in Securities of the Issuer.

    (a) and (b). As of the date hereof, neither Yahoo! nor Sub owns any shares of Issuer Stock. However, as a result of entering into the Stockholder Agreement with the Subject Stockholder, Yahoo! and Sub possess shared power to vote or direct the vote of, and thus may be deemed to beneficially own, 7,012,100 shares of Issuer Stock, or approximately 18.1% of the issued and outstanding shares of Issuer Stock as of December 27, 2001.

    With respect to the Voting Actions, Yahoo! and Sub have the power to vote or cause the vote of the Shares in accordance with the terms of the Stockholder Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Yahoo! or Sub is the beneficial owner of the Issuer Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Yahoo! and Sub do not, and, to the knowledge of Yahoo! and Sub, respectively, none of the persons listed on Schedule I, beneficially owns any shares of Issuer Stock other than as set forth herein.

  (c)
  No transactions in the Issuer Stock were effected by Yahoo! or Sub, or, to the best knowledge of Yahoo! and Sub, respectively, any of the persons listed on Schedule I hereto, during the 60-day period preceding the date hereof.

  (d)
  None, other than the current holders of the Shares.

  (e)
  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

    Except as set forth in this Schedule 13D, to the knowledge of Yahoo! and Sub, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit Description
1.	Agreement and Plan of Merger, dated as of December 27, 2001, by and among Yahoo! Inc., HJ Acquisition Corp. and HotJobs.com, Ltd.*
2.	Stockholder Agreement, dated as of December 27, 2001, by and among Yahoo! Inc., HJ Acquisition Corp. and Richard Johnson.
3.	Joint Filing Agreement, by and between Yahoo! Inc. and HJ Acquisition Corp.

* Incorporated by reference from Exhibit 2.1 of the Current Report on Form 8-K filed by Yahoo! Inc. on December 27, 2001.

SIGNATURES

    After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2002

YAHOO! INC.
By:	/s/ SUSAN L. DECKER
Name:	Susan L. Decker
Title:	Senior Vice President, Finance and Administration and Chief Financial Officer

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF YAHOO! INC.

    Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Yahoo! Inc. Except as noted, each person identified below is a United States citizen.

Name	Relationship to Yahoo! and/or Sub	Principal Occupation	Address
Terry S. Semel	Director, Chairman and Chief Executive Officer of Yahoo!	Chairman and Chief Executive Officer of Yahoo!	Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089
Director, Chief Executive Officer of Sub
Timothy Koogle	Director of Yahoo!	Director of Yahoo!	Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089
Jeffrey Mallett Citizen of Canada	Director, President and Chief Operating Officer of Yahoo!	President and Chief Operating Officer of Yahoo!	Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089
Director, President of Sub
Jerry Yang	Director, Co-Founder and Chief Yahoo! of Yahoo!	Co-Founder and Chief Yahoo! of Yahoo!	Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089
Director of Sub
Eric Hippeau	Director of Yahoo!	President and Executive Managing Director of SOFTBANK International Ventures	28 E. 28th St. 15th Floor New York, NY 10016
Arthur H. Kern	Director of Yahoo!	Founder and Chairman of American Media	c/o Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089
Michael Moritz	Director of Yahoo!	General Partner of Sequoia Capital	c/o Sequoia Capital 3000 Sand Hill Road Suite 280, Building 4 Menlo Park, California 94025
Edward R. Kozel	Director of Yahoo!	Managing Partner of Open Range Ventures	c/o Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089
Gary Wilson	Director of Yahoo!	Chairman of the Board of Directors of Northwest Airlines	c/o Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089

Ronald Burkle	Director of Yahoo!	Founder and managing partner of The Yucaipa Companies	c/o Yucaipa Companies LLC 9130 West Sunset Blvd. Los Angeles, CA 90069
Farzad Nazem	Senior Vice President Communications and Technical Services and Chief Technical Officer of Yahoo!	Senior Vice President Communications and Technical Services and Chief Technical Officer of Yahoo!	Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089
Tim Brady	Senior Vice President, Commerce and Network Services of Yahoo!	Senior Vice President, Commerce and Network Services of Yahoo!	Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089
Susan L. Decker	Senior Vice President, Finance and Administration and Chief Financial Officer of Yahoo!	Senior Vice President, Finance and Administration and Chief Financial Officer of Yahoo!	Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089
Chief Financial Officer of Sub
David Filo	Co-Founder and Chief Yahoo! of Yahoo!	Co-Founder and Chief Yahoo! of Yahoo!	Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089
Gregory G. Coleman	Executive Vice President, North American Operations of Yahoo!	Executive Vice President, North American Operations of Yahoo!	Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089
James Fanella	Senior Vice President, Business and Enterprise Services of Yahoo!	Senior Vice President, Business and Enterprise Services of Yahoo!	Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.	Agreement and Plan of Merger, dated as of December 27, 2001, by and among Yahoo! Inc., HJ Acquisition Corp. and HotJobs.com, Ltd.*
2.	Stockholder Agreement, dated as of December 27, 2001, by and among Yahoo! Inc., HJ Acquisition Corp. and Richard Johnson.
3.	Joint Filing Agreement, by and between Yahoo! Inc. and HJ Acquisition Corp.

* Incorporated by reference from Exhibit 2.1 of the Current Report on Form 8-K filed by Yahoo! Inc. on December 27, 2001.

QuickLinks

  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of the Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.
SIGNATURES
SCHEDULE I DIRECTORS AND EXECUTIVE OFFICERS OF YAHOO! INC.
EXHIBIT INDEX